AMARC REPORTS MORE SUCCESSFUL DRILL RESULTS

FROM DUKE COPPER PORPHYRY DISCOVERY, BRITISH COLUMBIA

June 12, 2018, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce the results of a recently completed, successful six core hole (3,060 m) drill program at its 100% owned DUKE copper-molybdenum-silver-gold porphyry project. In addition, the Company is pleased to report plans for the upcoming exploration programs at its IKE and JOY porphyry copper projects. Please see the corporate presentation available on Amarc’s website at www.amarcresources.com.

The DUKE deposit discovery is located 80 km northeast of Smithers in central British Columbia (“BC”) and 30 km north of former mines (Bell and Granisle) operated by Noranda Mines. The surrounding 288 km2 porphyry copper district, now covered by Amarc minerals claims, hosts multiple additional porphyry copper exploration targets.

The six new drill holes (DK18003 through DK18008) completed at DUKE were designed to begin delineating the geometry and grade distribution of extensive porphyry copper-style mineralization discovered by two holes (DK17001 and DK17002) completed by Amarc in late 2017 (see December 19, 2017 news release). Seven of the eight holes drilled have successfully outlined porphyry copper-style mineralization over an area currently measuring approximately 400 m north-south by 600 m east-west, and open to expansion in all directions. The deposit lies below flat-lying glacial till, which varies from 4 m to 18 m thick in the holes drilled, with mineralization extending to the depth of drilling – over 360 m deep. Mineralization is mainly hosted by biotite-feldspar-porphyry intrusions into volcanic rocks. These rock types also host the Bell, Morrison and Granisle porphyry copper deposits in the region.

A single hole (DK18004) was drilled one km north of all other Amarc holes at DUKE in order to test the geophysical induced polarization anomaly (“IP”) that extends north and south from the DUKE deposit discovery area. This hole intersected substantial lengths of moderate to low grade copper and molybdenum mineralization, indicating the extensive nature of the DUKE porphyry copper system. The IP anomaly associated with the DUKE discovery measures some 4 km north-south by 1 km east-west.

Assay results from the eight holes drilled by Amarc on the DUKE project are tabulated below. Drill-hole plans and cross sections presented with this news release are available on the Company’s website at http://www.amarcresources.com/ahr/MapsFigures.asp. The results indicate that Amarc has discovered another important, near surface, porphyry copper-molybdenum-silver-gold deposit.

Dr. Diane Nicolson, President and Director of Amarc said: “the successful results from Amarc’s core drilling programs at DUKE clearly indicate the presence of an important new BC porphyry copper-molybdenum-silver-gold deposit, with copper equivalent grades comparable to those currently being mined and processed at operating mines in British Columbia. Over the next few months, the Company will consider how best to undertake the extensive further drilling required to delineate the geometry and grade distribution of this promising discovery.”

DUKE PROJECT 2017/2018 ASSAY RESULTS
Drill Hole ID	Dip (o)	Azim (o)	EOH (m)	Incl.	Form (m)	To (m)	Int. [2,3,4] (m)	CuEQ[1] (%)	Cu (%)	Mo (%)	Ag (g/t)	Au (g/t)
DK17001	59	266	519	Incl. Incl. Incl.	25 40 210 268 317 425 458 509	145 73 243 278 347 518 479 518	120 33 33 10 30 93 21 9	0.33 0.41 0.35 0.31 0.35 0.33 0.41 0.57	0.23 0.30 0.21 0.20 0.20 0.23 0.35 0.11	0.015 0.013 0.026 0.018 0.030 0.001 0.001 0.001	1.1 1.4 1.2 1.3 1.1 2.7 3.3 3.0	0.05 0.08 0.04 0.03 0.04 0.12 0.04 0.68
DK17002	45	270	527	Incl. Incl. Incl.	17 17 238 308 308 451 477	130 73 268 399 338 523 523	113 56 30 91 30 72 47	0.37 0.41 0.47 0.35 0.39 0.34 0.40	0.25 0.29 0.33 0.21 0.25 0.23 0.26	0.014 0.015 0.019 0.025 0.022 0.022 0.025	1.4 1.6 1.9 1.1 1.3 1.2 1.4	0.07 0.08 0.07 0.04 0.06 0.03 0.04
DK18003	50	267	529		32	92	60	0.28	0.20	0.010	1.0	0.05
					142	164	22	0.33	0.20	0.018	1.5	0.06
					395	407	12	0.47	0.21	0.004	2.3	0.34
DK18004	50	90	502		88	181	93	0.30	0.22	0.012	1.0	0.04
				Incl.	94	112	18	0.37	0.29	0.011	1.4	0.03
DK18005	55	267	485		14	344	330	0.34	0.22	0.019	1.0	0.04
				Incl.	14	246	232	0.37	0.24	0.022	1.1	0.04
				and	107	232	125	0.44	0.29	0.029	1.2	0.05
				and	212	232	20	0.64	0.45	0.033	2.0	0.06
				and	308	344	36	0.43	0.30	0.020	1.3	0.07
DK18006	50	267	500		98	446	348	0.32	0.23	0.013	1.1	0.05
				Incl.	212	293	81	0.39	0.28	0.015	1.2	0.07
				Incl.	347	405	58	0.46	0.34	0.017	1.5	0.06
DK18007	55	267	560		373	544	171	0.33	0.24	0.010	1.0	0.06
				Incl.	373	394	21	0.42	0.34	0.010	1.3	0.05
				Incl.	406	424	18	0.40	0.30	0.011	1.2	0.08
				Incl.	466	544	78	0.38	0.28	0.012	1.2	0.08
DK18008	50	267	487		21	233	212	0.27	0.19	0.011	0.7	0.05
				Incl.	21	158	137	0.30	0.22	0.011	0.8	0.06
				and	21	86	65	0.41	0.30	0.012	1.1	0.08
					447	464	17	0.38	0.28	0.010	1.4	0.07

1 Copper equivalent (CuEQ) calculations use metal prices: Cu US$3.00/lb, Mo US$12.00/lb, Ag US$18.00/oz and Au US$1250/oz.

Metallurgical recoveries and net smelter returns are assumed to be 100%.

2 Widths reported are drill widths, such that the true thicknesses are unknown.

3 All assay intervals represent length weighted averages.

4 Some figures may not sum exactly due to rounding.

In addition to reporting the successful drilling at DUKE, the Company is also pleased to update plans for its 2018 exploration programs, which will commence soon at the IKE and JOY projects.

Work at the IKE discovery located 33 km northwest of the historical mining community of Gold Bridge, has now delineated a copper-molybdenum-silver mineralized system measuring at least 3.5 km by 2 km through combined geophysical surveys, talus geochemical sampling and the earlier drilling of 21 core holes within a portion of the mineralized system. This porphyry copper system has the geological earmarks of an important copper-molybdenum-silver producer like Morenci and Sierrita in Arizona, and Valley in BC.

This year, the exploration focus at IKE will be wide-spaced drilling within the very extensive IKE mineralized system in order to start delineating its overall geometry and copper-molybdenum-silver grade distribution. Hudbay Minerals Inc. (“Hudbay”) is funding the IKE work programs budgeted at $1.6 million. Drilling is planned to commence in July.

Amarc’s JOY Project lies 310 km north of Mackenzie in a region of BC with high potential for the discovery of important scale, porphyry gold-copper deposits. The JOY claims are located 20 km north of the Kemess District, host to the former Kemess South Mine and the government-approved Kemess underground project. Recently, Centerra Gold Inc. purchased the Kemess District from AuRico Metals Inc. for $310 million.

Amarc considers the extensive JOY project claim holdings to be significantly underexplored, and to represent the northern extension of the Kemess gold-copper district. Highly favourable geology, geochemical sampling and geophysical surveys, along with drilling in 136 holes by past operators, has resulted in substantially concentrating the exploration focus. Amarc has identified a new 20 km long northeast trending structural corridor at JOY, the Finlay Magnetic Corridor, which hosts more than 10 compelling gold-copper porphyry deposit targets.

For 2018, systematic IP, geochemical and geological surveys are planned over these important scale gold-copper deposit targets, with some drilling expected in the fall to begin testing sulphide systems delineated by the surveys. Hudbay is funding JOY work programs budgeted at $2 million in 2018. Field programs are planned to commence during late June.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage programs.

Amarc is advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit districts, located in south, central and northern BC, respectively, each with proximity to industrial infrastructure, power, rail and highways. These projects represent significant potential for the development of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits. Amarc believes these projects rank among BC’s most important new mineral developments. Amarc is sole funding the DUKE project while Hudbay is funding development of the IKE and JOY projects in partnership with the Company. Amarc is operating all exploration and development programs.

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI porphyry projects included some of BC’s and the world’s most important mineral resources such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc is working with government, stakeholders and First Nations toward the responsible development of its projects, and manages ongoing programs of community and regional outreach. These efforts include the provision of jobs, training programs, contract opportunities, capacity funding and sponsorship of community events. The Company also seeks to establish comprehensive partnership discussions with local First Nations at the earliest stages of project development with the goal of establishing progressive agreements. All work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

Quality Control/Quality Assurance Program

All drill core was logged, photographed and cut in half with a diamond saw. Half core samples from DUKE were sent to MS Analytical, Langley, Canada facility (17025 accredited), for preparation and analyses. Drill core samples were analyzed for Cu, Mo, Au, Ag and 35 additional elements by Aqua Regia digestion of a 0.5 g sample followed by an ICP-AES/MS finish. Au was also analyzed by fire assay fusion of a 30 g sample followed by AAS finish.

As part of a comprehensive Quality Assurance Quality Control (“QAQC”) program, Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and blanks one in 50 regular samples. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen

Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.